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ccreely@foley.com

June 17, 2021

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES INC.

Amendment No. 5 to Form S-11

Filed April 12, 2021

File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated May 6, 2021. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Form S-11/A filed April 12, 2021

General

1.

We note the risk factor on page 43 that discloses the company has entered into two tax protection agreements. Please provide clear disclosure of the material terms of the agreements and file as exhibits.

Response: The Company has expanded the risk factor on page 40 to disclose the material terms of the tax protection agreements. In addition, the Company has filed the tax protection agreements as Exhibits 10.37 and 10.38, respectively.

Summary Risk Factors, page 10

2.

We note that your summary risk factors are now six pages in length. Please revise to limit to two pages and disclose only the principal factors that make an investment in the registrant or offering speculative or risky, as required by Item 105(b) of Regulation S-K.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

June 17, 2021

Response: The Company has revised the summary risk factors to limit such disclosure to two pages and to only disclose the principal factors that make an investment speculative or risky.

Our Distribution Policy, page 48

3.

We note that you calculate a payout ratio of 90% despite your estimated shortfall of cash available for distribution for the twelve months ended December 31, 2021. Given your projected cash flow deficit, please explain to us how you are able to project a dividend and positive pay out ratio.

Response: The Company has revised the Distribution Policy section to provide that, although the Company anticipates making quarterly distributions to its stockholders over time, its Board of Directors has the sole discretion to determine the timing and amount of any distributions to its stockholders. As such, the Company has removed a reference to the payout ratio and has deleted the table calculating cash available for distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 69

4.

We note your measures of Core Funds From Operations and Adjusted Funds From Operations include an adjustment for distributions on redeemable non-controlling L.P interests. Please explain to us how you determined this was an appropriate adjustment to net earnings to arrive at your non-GAAP measures. In particular, it does not appear that distributions on redeemable non-controlling L.P interests reduce net earnings. As a result it is unclear why it is appropriate to add those distributions to net earnings to calculate your non-GAAP measures.

Response: The Company has revised the tables on pages 65 and 66 to eliminate an adjustment for distributions on redeemable non-controlling L.P interests. We also note that the Company has also modified the table so that the calculation of the relevant measures begins with “Net Loss” rather than “Net Loss attributable to Generation Income Properties, Inc.”, and the Company also modified the narrative paragraphs which immediately precede the tables in order to conform to the revised tables.

June 17, 2021

Executive Compensation, page 78

5.

We note the added disclosure that as of December 1, 2020, Mr. Russell’s employment agreement was amended to waive his right to cash compensation, instead being paid 550 restricted shares of common stock until the closing of the initial public offering. Please add a footnote to the summary compensation table to disclose the amount of the salary that was paid through the issuance of the common stock. See Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K. In addition, please clarify, to the extent known, any changes to the compensation of your named executive officers that will occur after the completion of the initial public offering.

Response: The Company has added a new footnote 4 to the summary compensation table to disclose the amount of the salary that was paid through the issuance of common stock. In addition, the Company disclosed the intended changes to the compensation of its named executive officers on page 74 (see last two sentences of the first paragraph under the caption “Executive Compensation”).

6.	Please revise the directors’ compensation table to reflect the grant on February 3, 2020, of 2,500 shares of restricted stock to each of Betsy Peck and Stuart Eisenberg.

Response: The Company has revised the directors’ compensation table to reflect the grant in 2020 of the restricted shares to each of Betsy Peck and Stuart Eisenberg.

Financial Statements, page F-1

7.

We note that you previously provided financial statements for significant property acquisitions in 2019. In your next amendment, please include these financial statements in accordance with Rule 8-06 of Regulation S-X. Your amended filing should include current consents from the independent accountants that audited those financial statements.

Response: We note that Rule 8-06 of Regulation S-X refers to Rule 3-14 of Regulation S-X, and Rule 3-14(a) of Regulation S-X provides that financial statements for acquired real estate operations must only be provided if the real estate acquisition has occurred during the most recent fiscal year or any subsequent interim period. Each of the significant property acquisitions made by the Company in 2019 are reflected in the Company’s 2020 audited financial statements for the entire 2020 year and for the entire three months ended March 31, 2021. Based on this and in accord with our discussion with the Staff, the Company has omitted the property-level financial statements for the 2019 acquisitions.

*****

June 17, 2021

If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely